United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release

Signature Page

Press Release
Vale announces proposal for a share buy-back program
Rio de Janeiro, October 13, 2008 — Companhia Vale do Rio Doce (Vale) announces that the shareholders of Valepar S.A. (Valepar), Vale’s controlling shareholder, approved a proposal from Vale’s Executive Directors to establish a share buy-back program to be executed over the next 360 days. The share buy-back program considers the acquisition of up to 69,944,380 common shares and up to 169,210,249 preferred shares, corresponding respectively to 5.5% and 8.5% of the free floating shares of each class, respectively, as of September 30, 2008.
This proposal will be submitted to the approval of Vale’s Board of Directors at a meeting to be held on October 16, 2008. If approved, the buy-back program could only commence on October 27, 2008, following the end of the blackout period, pursuant to Vale’s Securities Trading Policy and Brazilian capital markets regulations.
The program is in accordance with capital markets laws and regulations of Brazil, the United States and France, and the buy-back will be performed through the following financial institutions:
•	Bradesco S.A. CTVM — Av Ipiranga 282 — São Paulo (SP)

•	Itaú CV — Av. Doutor Hugo Beolchi 900, 15º andar — São Paulo (SP)

•	Agora-Senior CTVM S.A. — Praia de Botafogo 300, 6º andar — Rio de Janeiro (RJ)

•	Fator S.A. CV — R. Doutor Renato Paes de Barros 1.017 — 11º e 12º andares — São Paulo (SP)

•	Credit Suisse Hedging-Griffo CV S.A. — Av. Presidente Juscelino Kubitschek 1.830, 6º e 7º andares — São Paulo (SP)

•	Magliano S.A. CCVM — R. Bela Cintra 986, 2º andar — São Paulo (SP)
The main purpose of the share buy-back program is to employ Vale’s cash, given the recent market multiples observed, to maximize shareholder value.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 15, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations